SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição's Grid Market incrase by 0.3% in September 2020, but 3Q20 accumulates a 2.8% reduction

This report analyzes Copel's electricity market performance between July and September 2020 and compares it to the figures for the same period in 2019.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented a 0.3% growth in energy consumption in September 2020. Despite this, the third quarter average decreased by 2.8%, as illustrated in the following table:

Energy consumption recorded in September 2020 indicates a positive trend, recovering to pre-pandemic levels, after successive monthly falls.

However, the result observed in 3Q20 was influenced by the negative results of the months of July and August, mainly due to the reduction of economic activity in several areas due to the effects of the Covid-19 pandemic, partially offset by the increase in consumption of the class residential and rural areas, as detailed below.

The captive Market

Copel Distribuição’s captive market energy sales totaled 4,445 GWh in 3Q20, a reduction of 4.8%. The following table illustrates captive market behavior according to customer segment.

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The residential class consumed 1.878 GWh between July e September 2020, registering a growth of 5.7%, which reflects principally the increase in average monthly consumption to 160kWh/month, a 3.0% variation in comparison to 3Q19, due mainly to social isolation measures adopted in the second half of March, which encouraged people to spend more time at home in the period.

In the third quarter of 2020, this class accounted for 42.2% of captive market consumption, totaling 3,911,289 consumers at the end of September 2020.

The industrial class registered a drop of 12.4% in the period from July to September 2020, totaling 574 GWh, mainly due to (i) the strong reduction in energy consumption by industries, due to the decrease in the level of economic activity in several areas due to the effects of the Covid-19 pandemic, with the segments of food products manufacturing (-24.7%), chemical products manufacturing (-17.6%) and rubber and plastic products manufacturing (-17.2%) were the ones that most impacted this result; and (ii) the migration of customers to the free market, which would represent an average consumption of approximately 85 GWh in the quarter. At the end of September 2020, the industrial class represented 12.9% of consumption in the captive market, with 70,936 consumers.

The commercial class consumed 909 GWh in 3Q20, a reduction of 16.1%, and the drop in commercial class consumption is also due to the reduction in the level of economic activity due to the effects of the Covid-19 pandemic, with activities wholesale trade (-21.0%), food (-20.6%) and retail trade (-11.1%) were the ones that most impacted this result. At the end of the third quarter of 2020, this class represented 20.4% of consumption in the captive market, with 407,324 consumers.

The energy consumption of the rural class increased 2.9% in 3Q20, totaling 537 GWh, reflecting the good performance of agribusiness in Paraná, despite the negative effects of the Covid-19 pandemic. At the end of September 2020, the class represented 12.1% of Copel's captive market consumption with 348,453 consumers.

The other classes (public authorities, public lighting, public services and own consumption) totaled 547 GWh consumed between July and September 2020, with a reduction of 13.3%, resulting mainly from the 30.7% drop in the public authorities class, motivated by the effects of the Covid-19 pandemic. Together, these classes represented 12.3% of captive market consumption, with 59,521 consumers at the end of the third quarter of 2020.

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Consolidated energy market at Copel

Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Mercado Livre, increased 0.6% between July and September 2020.

The breakdown of energy sales by segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Mercado Livre totaled 13,914 GWh in the third quarter of 2020, a increase of 8.7%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

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Curitiba, October 23, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 23, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.